Exhibit 99.1

January 17, 2022

Sent via E-mail

Green Plains Inc.

1811 Aksarben Drive

Omaha, Nebraska 68106

Green Plains Board of Directors:

Ancora Advisors, LLC (“Ancora”) is the second largest shareholder of Green Plains Inc. (the “Company”, “Green Plains”, or “GPRE”), owning approximately 7.1% of the Company’s outstanding shares. We appreciate the dialogue we have had with management and the Board of Directors since the filing of our schedule 13D in early August 2021.

As we have previously indicated, we have been encouraged by the Company’s recent efforts to enhance its corporate governance and refresh its Board, which we view as a step in the right direction, but there is still room for more improvement. We were disappointed by the Board’s unwillingness to work with us to appoint a shareholder representative to the Board. In light of the poor corporate governance practices and stale Board that persisted at Green Plains over many years, the addition of a shareholder representative with relevant and technical experience would not only have introduced valuable perspectives to the boardroom, but would have also demonstrated the Board’s true commitment to enhance accountability and strengthen shareholder rights. With important deadlines and decisions looming for the Company’s 2022 Annual Meeting, we are writing to you today to express our thoughts on how a proxy contest can perhaps be avoided.

Kimberly Wagner, Chair of the Nominating and Governance Committee, stated that the recent changes to the Board’s composition, Bylaws and corporate governance policies were adopted in order “to enhance accountability and strengthen shareholder rights.” Yet, a closer look at the Bylaw amendments adopted in late September 2021, following our 13D and initial engagement, reveal that such purported “governance enhancements” were mostly “window dressing” changes that fail to truly strengthen shareholder rights and promote accountability at Green Plains. For example, the Board adopted “proxy access” provisions, which we understand have been utilized by a shareholder to seek the election of a director candidate just one time at a public company in the past decade, but decided to leave in place its classified board structure. Certainly, the Board was advised that the most common and sure-fire way to strengthen shareholder rights and promote accountability at a public company is by declassifying the board of directors.

Another example that causes us to seriously question whether the recent Bylaw changes were genuinely adopted to improve shareholder rights is that while the Board lowered the ownership threshold for shareholders to call a special meeting from 50% to 20%, the Board decided to leave intact both the inability of shareholders to remove directors without cause and the related supermajority 66 2/3% vote requirement to remove directors for cause. This is a double-whammy for shareholder rights. As we are sure you were advised, if shareholders are not permitted to remove directors without cause by a majority of the outstanding shares, then the ability to call a special meeting becomes virtually meaningless.

The Board now has an opportunity to demonstrate to shareholders a real commitment to meaningful governance enhancements by taking the steps required to declassify the Board at the 2022 Annual Meeting. This change would undoubtedly be well-received by your institutional shareholder base and would help show that the Board genuinely cares about strengthening shareholder rights and not just giving the appearance of being shareholder-friendly.

To date, we have attempted to work constructively with the Board to address the Company’s ongoing governance issues. Given the size of our ownership position and strong track record of creating value for our portfolio companies we hope the Board takes the necessary steps to create meaningful corporate governance change starting by declassifying the Board.

Sincerely,

Fred DiSanto

Chief Executive Officer and Executive Chairman

Ancora Advisors LLC